EXHIBIT 10.49

Paul J. Clancy	August 17, 2007
Dear Paul:
I am pleased to confirm your promotion to Executive Vice President and Chief Financial Officer. This position will report to James C. Mullen, Chief Executive Officer, and will be based at our Cambridge, MA facility.
The specific terms of your promotion are as follows.
Promotion Date: The effective date of your promotion is August 13, 2007.
Base Salary: Effective with the date of promotion, your biweekly salary will be $17,307.70, which is equivalent to an annual salary of $450,000.20.
Short-term-incentive: Your target bonus level under Biogen Idec’s Annual Bonus Plan will be 50% of your annualized base salary.
Long-term Incentive: You will be granted 8,000 restricted stock units (RSUs). Assuming your continued employment, the RSUs will vest and convert into shares of Biogen Idec common stock at the rate of one-third per year for three years, starting on the first anniversary of your grant date. The grant date will be the first trading day of the month following your effective date of promotion.
You will also be granted an option to purchase 20,000 shares of the common stock of Biogen Idec at an exercise price equal to the closing price of Biogen Idec stock as reported on the NASDAQ National Market on the grant date. The grant date will be the first trading day of the month following your effective date of promotion. The option will have a ten-year term and, assuming your continued employment, will vest equally over a four-year period at the rate of 25% per year, starting on the first anniversary of your grant date.
The actual terms of your RSU and stock option grants will be communicated to you in a separate Notice of Grant. You are considered a “designated employee”, as defined in the 2005 Omnibus Equity Plan. Please read the 2005 Omnibus Equity Plan Document for information on the implications of being a designated employee under the Plan, as well as any applicable terms and conditions of your grants under this program. The 2005 Omnibus Equity Plan Document can be found on iNet.
Stock Trading Plan: As an Executive Vice President of the Company, you are required to enter into a 10b5-1 stock trading plan. A 10b5-1 plan enables you to buy and sell Biogen Idec securities under pre-specified conditions (e.g., when the price of Biogen Idec stock reaches a certain price), and allows you to sell outside of quarterly “trading windows” whether or not you are in possession of material, nonpublic information. More information on 10b5-1 trading plans can be found on iNet.
Additional Executive Benefits
Vacation: Based on your current years of service, you are entitled to 25 vacation days per year, accrued on a per pay period basis.
Supplemental Savings Plan: You are entitled to participate in Biogen Idec’s Supplemental Savings Plan (SSP). This plan allows you to make pre-tax deferrals of up to 80% of your base salary and up
Biogen Idec 14 Cambridge Center Cambridge, MA 02142 Phone 617-679-2000 www.biogenidec.com to 100% of your Annual Bonus payment. Your contributions to this plan may be limited by your contributions towards other plans (e.g., 401k, ESPP, medical, etc.).
Life Insurance: You will be provided life insurance coverage equal to three times your annual base salary, subject to meeting the medical standards stated in the group term life insurance policy for U.S. employees. Biogen Idec pays the premium for this insurance. The IRS requires employers to impute the value of company-paid life insurance for coverage over $50,000. This imputed income will be displayed on your pay stub.
Severance: In the event Biogen Idec terminates your employment other than For Cause (as defined in the executive severance document attached to this letter), you will receive a severance benefit of at least nine months of your annual cash compensation and coverage under Biogen Idec’s group medical and dental insurance plans. Your severance benefits are explained in greater detail in the attached executive severance document.
IRC 280G Excise Taxes: In the event of a Change in Control (as defined in Section 280g of the Internal Revenue Code), compensation paid to you may trigger an excise tax (in addition to ordinary income taxes). Biogen Idec will reimburse you for any excise taxes you incur as a result of a Change in Control. This includes gains from the exercise of stock options and vesting of restricted stock and/or units, as well as the reimbursement for such penalties. In addition, Biogen Idec will reimburse you for income taxes imposed on the excise taxes.
Tax Preparation, Financial and Estate Planning: You are entitled to reimbursement of up to $7,500 per calendar year (January 1 — December 31) for expenses incurred due to tax preparation, financial and/or estate planning services, as well as the purchase of tax preparation and/or financial planning software. Eligible services provided by qualified providers, accompanied by copies of receipts/invoices, will be reimbursed. Such reimbursements are considered taxable income.
Air Travel Upgrade: You are entitled to fly first class on all U.S. transcontinental flights (e.g., Boston to San Diego). Overseas flights and other domestic flights are subject to the same policy as all other employees.
Once you have accepted this offer, please sign and return a copy of this letter to me.
I am confident you will continue to contribute to Biogen Idec’s success and wish you the best of luck in your new position.

Sincerely,
/s/ James C. Mullen
James C. Mullen
Chief Executive Officer and President

cc: Craig E. Schneier, Ph.D.

/s/ Paul J. Clancy	8/21/07
Paul J. Clancy	Date

Executive Severance — Executive Vice President
As an Executive Vice President, you are entitled to severance benefits in the event your employment is terminated by Biogen Idec other than For Cause or for reason of death or Disability (as these terms are defined in the Biogen Idec 2005 Omnibus Equity Plan). Your severance benefits are comprised of (i) a lump sum payment (as calculated below), (ii) upon completion of the appropriate forms, continuation of your participation in Biogen Idec’s group medical and dental insurance plans, to the same extent permitted by COBRA and to the same extent such insurance is then provided to regular employees of Biogen Idec, including payment by you of a portion of the insurance premiums (i.e., the “Insurance Benefit”), and (iii) the reasonable cost of up to nine months of executive-level outplacement services from a recognized provider of such services, at the expense of Biogen Idec (upon receipt of appropriate documentation).
The lump sum severance payment is calculated as follows:
[9 + (A x 2.5)] x B = lump sum payment
where:	A is the number of full years of service with Biogen Idec (but A x 2.5 may not exceed 12), and B is the monthly equivalent of your target annual cash compensation at the time of your termination (i.e., one-twelfth of the sum of your then annual base salary plus target annual bonus).
The lump sum payment (less applicable taxes and other mandatory deductions as required by law) will be paid to you following the later1 of (i) the termination of your employment with Biogen Idec and (ii) the effective date of a signed general release in favor of Biogen Idec (see below). The Insurance Benefit will continue until the earlier of (i) the date you become eligible to participate in the medical and dental insurance plan of another employer or (ii) the date that is [9 + (A x 2.5)] months, but not more than 21 months, following the termination of your employment with Biogen Idec (the “Insurance Benefit Period”). You will have the right, at your own expense, to continue your participation in Biogen Idec’s group medical and dental insurance plans at the expiration of the Insurance Benefit Period, pursuant to the provisions of COBRA, but only for an 18-month period that will be deemed to have commenced at the start of your severance.
The following are examples of how the lump sum payment and Insurance Benefit Period are determined:
If your employment with Biogen Idec is terminated after ten months of employment, you will receive a lump sum payment equal to nine months of your target annual cash compensation and continue to participate in Biogen Idec’s group medical and dental plans for nine months, unless you become eligible to participate in another employer’s medical and dental plans before that date. COBRA continuation of medical and dental benefits is available, at your own expense, for an additional nine months after this nine-month Insurance Benefit Period.
If your employment with Biogen Idec is terminated after five years, you will receive a lump sum payment equal to twenty-one months [9+12] of your target cash annual compensation and continue to participate in Biogen Idec’s group medical and dental plans for twenty-one months, unless you become eligible to participate in another employer’s medical and dental plans before that date.

[1]	If you are a “specified employee” under Section 409A of the Internal Revenue Code of 1986 (which includes certain officers of public companies, including Biogen Idec), that portion of your severance payment that is subject to (and not otherwise exempt from) Section 409A will be paid in a lump sum six months after the date of your termination of employment.

If at any time within two years following a Corporate Transaction or Corporate Change in Control (as these terms are defined in Biogen Idec’s 2005 Omnibus Equity Plan) your employment is terminated by Biogen Idec or the succeeding corporate entity, other than For Cause or for reason of death or Disability (as these terms are defined in Biogen Idec’s 2005 Omnibus Equity Plan), or you experience an Involuntary Employment Action (defined below) and as a result you terminate your employment with Biogen Idec or the succeeding corporate entity, then, regardless of the length of your service with Biogen Idec and the succeeding corporate entity, and in lieu of the formula set forth above, you will receive a lump sum payment2 equivalent to twenty-four months of your then-current target annual cash compensation. In addition, you will be entitled to continue participating in Biogen Idec’s group medical and dental plans for twenty-four months, unless you become eligible to participate in another employer’s medical and dental plans before that date. The term “Involuntary Employment Action” shall have the definition set forth in Biogen Idec’s 2005 Omnibus Equity Plan, provided, however, that for purposes hereof the term “Corporate Transaction” used in such definition shall be deemed to mean either a Corporate Transaction or Change in Control, as the case may be.
Payment and provision of the severance benefits described above are conditioned on your execution of a general release in favor of Biogen Idec, in form and substance reasonably acceptable to Biogen Idec, with respect to any and all claims relating to your employment and the termination of your employment with Biogen Idec. If you retire or voluntarily terminate your employment with Biogen Idec, or Biogen Idec terminates your employment For Cause or for reason of death or Disability (as these terms are defined in Biogen Idec’s 2005 Omnibus Equity Plan), or you do not provide the requisite general release, you will not be eligible to receive the severance benefits described above.

[2]	If you are a “specified employee” under Section 409A of the Internal Revenue Code of 1986 (which includes certain officers of public companies, including Biogen Idec), that portion of your severance payment that is subject to (and not otherwise exempt from) Section 409A will be paid in a lump sum six months after the date of your termination of employment.